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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:
Gil Trotino
VP, WW Marketing
Magic Software Enterprises
(949) 250-1718 X299

gtrotino@magicsoftware.com

Magic Software Announces Big Win at RAD Race

Magic’s eDeveloper Finished #1

Or Yehuda, Israel, April 5, 2005 - Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology, today announced that an MSP (Magic Solution Provider) “Magic Hands” won the  “Development Tools 2005 RAD (Rapid Application Development) Race” recently held in The Netherlands, using Magic’s eDeveloper.

The event, hosted by Array Publications and Software Release Magazine, took place at the end of January 2005. Each of the competing teams was required to develop a modular application for a travel organization, using an Application Development tool of their choice. The applications consisted of 25 unique modules, including bookings and ticketing. The development environments used in the competition included Microsoft, Oracle, IBM, Magic, and Computer Associates. Judges rated the applications based on completion time and overall functionality. Magic Hands utilizing Magic Software’s eDeveloper, scored the highest with 855 points out of a possible 1000.

Magic Software’s eDeveloper provides users with an 'Absolutely Open' development and deployment environment with powerful new standards-based messaging and integration features, advanced XML component functionality, enhancements to the development paradigm, and other significant programming improvements.

“Wining this race furthers demonstrates the power of eDeveloper and the ROI it can provide,” commented Avikam Perry, vice president of research and development for Magic Software. “In addition to its powerful RAD capabilities, eDeveloper provides full Enterprise Service Bus features that allow the rapid development of service oriented and composite applications.”

For more information on the “Development Tools 2005 RAD Race,” see www.developmenttools.nl.

About Magic Software Enterprises
Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology (www.magicsoftware.com/ibolt) that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company’s North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: April 5, 2005